UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

February 2009 Down 2.2% Year over Year

Mexico City, March 6, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for February 2009 decreased by 2.2% when compared to February 2008.

This announcement reflects comparisons between February 1 through February 28, 2009 and February 1 through February 29, 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	February* 2008	February 2009	% Change
Cancún	225,576	195,552	(13.3)
Cozumel	6,611	5,651	(14.5)
Huatulco	18,427	26,643	44.6
Mérida	96,490	77,345	(19.8)
Minatitlán	12,729	10,933	(14.1)
Oaxaca	40,841	44,250	8.3
Tapachula	17,997	18,578	3.2
Veracruz	75,981	68,087	(10.4)
Villahermosa	74,951	60,616	(19.1)
Total Domestic	569,603	507,655	(10.9)

International
Airport	February* 2008	February 2009	% Change
Cancún	921,956	961,078	4.2
Cozumel	46,660	42,802	(8.3)
Huatulco	18,234	13,798	(24.3)
Mérida	10,280	7,524	(26.8)
Minatitlán	290	213	(26.6)
Oaxaca	3,971	5,059	27.4
Tapachula	476	283	(40.5)
Veracruz	5,580	4,967	(11.0)
Villahermosa	3,811	3,447	(9.6)
Total International	1,011,258	1,039,171	2.8

ASUR Page 1 of 2

Total
Airport	February* 2008	February 2009	% Change
Cancún	1,147,532	1,156,630	0.8
Cozumel	53,271	48,453	(9.0)
Huatulco	36,661	40,441	10.3
Mérida	106,770	84,869	(20.5)
Minatitlán	13,019	11,146	(14.4)
Oaxaca	44,812	49,309	10.0
Tapachula	18,473	18,861	2.1
Veracruz	81,561	73,054	(10.4)
Villahermosa	78,762	64,063	(18.7)
ASUR Total	1,580,861	1,546,826	(2.2)

*Note: The month of February 2008 had 29 days.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: March 6, 2009